SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

KnowBe4, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

49926T104

(CUSIP Number)

Christopher Lee, Esq.

Kohlberg Kravis Roberts & Co. L.P.

30 Hudson Yards

New York, NY 10001

Telephone: (212) 750-8300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 1, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 49926T104	13D/A	Page 1 of 17 pages

1	Names of Reporting Persons KKR Knowledge Investors L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 26,115,895
	8	Shared Voting Power 0
	9	Sole Dispositive Power 26,115,895
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 26,115,895
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 17.9%
14	Type of Reporting Person PN

CUSIP No. 49926T104	13D/A	Page 2 of 17 pages

1	Names of Reporting Persons KKR Knowledge Investors GP LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 26,115,895
	8	Shared Voting Power 0
	9	Sole Dispositive Power 26,115,895
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 26,115,895
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 17.9%
14	Type of Reporting Person OO

CUSIP No. 49926T104	13D/A	Page 3 of 17 pages

1	Names of Reporting Persons KKR Next Generation Technology Growth Fund L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 26,115,895
	8	Shared Voting Power 0
	9	Sole Dispositive Power 26,115,895
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 26,115,895
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 17.9%
14	Type of Reporting Person PN

CUSIP No. 49926T104	13D/A	Page 4 of 17 pages

1	Names of Reporting Persons KKR Associates NGT L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 26,115,895
	8	Shared Voting Power 0
	9	Sole Dispositive Power 26,115,895
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 26,115,895
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 17.9%
14	Type of Reporting Person PN

CUSIP No. 49926T104	13D/A	Page 5 of 17 pages

1	Names of Reporting Persons KKR Next Gen Tech Growth Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 26,115,895
	8	Shared Voting Power 0
	9	Sole Dispositive Power 26,115,895
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 26,115,895
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 17.9%
14	Type of Reporting Person CO

CUSIP No. 49926T104	13D/A	Page 6 of 17 pages

1	Names of Reporting Persons KKR Group Partnership L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 26,115,895
	8	Shared Voting Power 0
	9	Sole Dispositive Power 26,115,895
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 26,115,895
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 17.9%
14	Type of Reporting Person PN

CUSIP No. 49926T104	13D/A	Page 7 of 17 pages

1	Names of Reporting Persons KKR Group Holdings Corp.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 26,115,895
	8	Shared Voting Power 0
	9	Sole Dispositive Power 26,115,895
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 26,115,895
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 17.9%
14	Type of Reporting Person CO

CUSIP No. 49926T104	13D/A	Page 8 of 17 pages

1	Names of Reporting Persons KKR Group Co. Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 26,115,895
	8	Shared Voting Power 0
	9	Sole Dispositive Power 26,115,895
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 26,115,895
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 17.9%
14	Type of Reporting Person CO

CUSIP No. 49926T104	13D/A	Page 9 of 17 pages

1	Names of Reporting Persons KKR & Co. Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 26,115,895
	8	Shared Voting Power 0
	9	Sole Dispositive Power 26,115,895
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 26,115,895
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 17.9%
14	Type of Reporting Person CO

CUSIP No. 49926T104	13D/A	Page 10 of 17 pages

1	Names of Reporting Persons KKR Management LLP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 26,115,895
	8	Shared Voting Power 0
	9	Sole Dispositive Power 26,115,895
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 26,115,895
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 17.9%
14	Type of Reporting Person PN

CUSIP No. 49926T104	13D/A	Page 11 of 17 pages

1	Names of Reporting Persons Henry R. Kravis
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 26,115,895
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 26,115,895

11	Aggregate Amount Beneficially Owned by Each Reporting Person 26,115,895
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 17.9%
14	Type of Reporting Person IN

CUSIP No. 49926T104	13D/A	Page 12 of 17 pages

1	Names of Reporting Persons George R. Roberts
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 26,115,895
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 26,115,895

11	Aggregate Amount Beneficially Owned by Each Reporting Person 26,115,895
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 17.9%
14	Type of Reporting Person IN

CUSIP No. 49926T104	13D/A	Page 13 of 17 pages

Explanatory Note

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission on October 14, 2022 (as amended to date, the “Schedule 13D”), relating to the Class A common stock, par value $0.00001 per share (the “Class A Common Stock”), of KnowBe4, Inc., a Delaware corporation (the “Issuer”). Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The KKR Conversion

On December 1, 2022, pursuant to the terms of the KKR Support Agreement, KKR Knowledge Investors L.P. converted 12,048,193 shares of Class B common stock, par value $0.00001 per share (the “Class B Common Stock”), of the Issuer into Class A Common Stock on a one-for-one basis (the “KKR Conversion”).

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Item 3 summarizes the KKR Conversion and is incorporated by reference herein.

On December 1, 2022, pursuant to the terms of their respective Support Agreements, the Founder, Vista and Elephant converted 2,189,121, 14,557,960 and 17,069,823 shares of Class B Common Stock, respectively, into Class A Common Stock on a one-for-one basis (the “Founder, Vista and Elephant Conversions”). Following the KKR Conversion and the Founder, Vista and Elephant Conversions, there were 131,858,657 shares of Class A Common Stock outstanding as of December 1, 2022.

Item 5.	Interest in Securities of the Issuer.

Item 5 (a) – (c) of the Schedule 13D is hereby amended and restated as follows:

(a) – (b) The response of the Reporting Persons to rows 7 through 13 on the cover page of this Schedule 13D are incorporated by reference herein.

After the KKR Conversion, KKR Knowledge holds a total of 26,115,895 shares of Common Stock, based on 12,048,193 shares of Class A Common Stock and 14,067,702 shares of Class B Common Stock of the Issuer, convertible at any time at the option of the holder into 14,067,702 shares of Class A Common Stock of the Issuer, representing approximately 17.9% of the outstanding shares of Class A Common Stock calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (“Rule 13d-3”). Calculation of the Class A Common Stock beneficially owned is based on (i) an assumption of a total 131,858,657 shares of Class A Common Stock outstanding, based on 85,993,560 shares of Class A Common Stock of the Issuer outstanding as of November 4, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange

CUSIP No. 49926T104	13D/A	Page 14 of 17 pages

Commission on November 14, 2022 plus the additional 45,865,097 shares of Class A Common Stock outstanding following the KKR Conversion and the Founder, Vista and Elephant Conversions, plus (ii) the 14,067,702 shares of Class B Common Stock held by KKR Knowledge, which are convertible at any time at the option of the holder into 14,067,702 shares of Class A Common Stock. Class A Common Stock has one vote per share and Class B Common Stock has 10 votes per share. The Common Stock held by the Reporting Persons represents 14.8% of the total Common Stock of the Issuer outstanding, assuming the 131,858,657 shares of Class A Common Stock outstanding, as described above, and 44,583,884 shares of Class B Common Stock outstanding, based on 90,452,534 shares of Class B Common Stock of the Issuer outstanding as of November 4, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2022 and the conversion of 45,865,097 shares of Class B Common Stock into an equal number of shares of Class A Common Stock in connection with the KKR Conversion and the Founder, Vista and Elephant Conversions.

KKR Knowledge GP (as the general partner of KKR Knowledge), KKR Next Generation L.P. (as the sole member of KKR Knowledge GP), KKR Associates (as the general partner of KKR Next Generation L.P.), KKR Next Gen Growth (as the general partner of KKR Associates), KKR Group Partnership (as the sole shareholder of KKR Next Gen Growth), KKR Group Holdings (as the general partner of KKR Group Partnership), KKR Group Co. (as the sole shareholder of KKR Group Holdings), KKR & Co. (as the sole shareholder of KKR Group Co.), KKR Management LLP (as the Series I preferred stockholder of KKR & Co.), and Messrs. Kravis and Roberts (as the founding partners of KKR Management LLP) may be deemed to be the beneficial owner of the securities reported herein.

The filing of this Schedule 13D shall not be construed as an admission that any of the above-listed entities or individuals is the beneficial owner of any securities covered by this Schedule 13D.

To the best knowledge of the Reporting Persons, none of the individuals named in Item 2 of the Schedule 13D beneficially owns any shares of Common Stock except as described in the Schedule 13D.

In addition, as discussed in Item 2 of the Schedule 13D, by virtue of the agreements made pursuant to the KKR Knowledge Support Agreement and Equity Commitment Letter, each of the Reporting Persons may be deemed to be acting as a group for purposes of Rule 13d-3 under the Securities and Exchange Act with the other Investors. Each of the Reporting Persons expressly disclaims beneficial ownership of all securities owned by the other Investors. Shares beneficially owned by the other Investors are not the subject of the Schedule 13D or this Amendment No. 1 and, accordingly, none of the other Investors are included as reporting persons therein or herein.

(c) Item 3 summarizes the KKR Conversion and is incorporated by reference herein. Except as set forth in the Schedule 13D, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any other individual named in Item 2 has engaged in any transaction in any shares of Class A Common Stock during the 60 calendar days preceding the date of this filing.

CUSIP No. 49926T104	13D/A	Page 15 of 17 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.

Date: December 5, 2022

KKR KNOWLEDGE INVESTORS L.P.
By: KKR Knowledge Investors GP LLC, its general partner

By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Attorney-in-fact for Robert H. Lewin, Chief Financial Officer

KKR KNOWLEDGE INVESTORS GP LLC

By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Attorney-in-fact for Robert H. Lewin, Chief Financial Officer

KKR NEXT GENERATION TECHNOLOGY GROWTH FUND L.P.
By: KKR Associates NGT L.P. its general partner
By: KKR Next Gen Tech Growth Limited, its general partner

By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Attorney-in-fact for Robert H. Lewin, Director

KKR ASSOCIATES NGT L.P.
By: KKR Next Gen Tech Growth Limited, its general partner

By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Attorney-in-fact for Robert H. Lewin, Director

CUSIP No. 49926T104	13D/A	Page 16 of 17 pages

KKR NEXT GEN TECH GROWTH LIMITED

By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Attorney-in-fact for Robert H. Lewin, Director

KKR GROUP PARTNERSHIP L.P.
By: KKR Group Holdings Corp., its general partner

By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Assistant Secretary

KKR GROUP HOLDINGS CORP.

By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Assistant Secretary

KKR GROUP CO. INC.

By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Assistant Secretary

KKR & CO. INC.

By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Assistant Secretary

KKR MANAGEMENT LLP

By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Assistant Secretary

HENRY R. KRAVIS

By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Attorney-in-fact

CUSIP No. 49926T104	13D/A	Page 17 of 17 pages

GEORGE R. ROBERTS

By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Attorney-in-fact